EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

	(dollars in millions)
Years Ended December 31,	2014	2013	2012	2011	2010
Earnings:
Income before (provision) benefit for income taxes	$15,270	$29,277	$9,897	$10,483	$12,684
Equity in earnings of unconsolidated businesses	(1,780)	(142)	(324)	(444)	(508)
Dividends from unconsolidated businesses	37	40	401	480	510
Interest expense (1)	4,915	2,667	2,571	2,827	2,523
Portion of rent expense representing interest	912	851	837	817	837
Amortization of capitalized interest	191	177	162	148	139

Earnings, as adjusted	$19,545	$32,870	$13,544	$14,311	$16,185

Fixed Charges:
Interest expense (1)	$4,915	$2,667	$2,571	$2,827	$2,523
Portion of rent expense representing interest	912	851	837	817	837
Capitalized interest	376	754	406	442	964

Fixed charges	$6,203	$4,272	$3,814	$4,086	$4,324

Ratio of earnings to fixed charges	3.15	7.69	3.55	3.50	3.74

(1)	We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.